Exhibit 97.1

Stoneridge, Inc. Recovery Policy

Introduction

The Board of Directors (the “Board”) of Stoneridge, Inc. (the “Company”) deems it in the best interest of the Company and its shareholders to establish and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board is adopting this Recovery Policy (the “Policy”) providing for the recovery of certain Incentive-Based Compensation (defined below) paid to Company executive officers in the event of an Accounting Restatement (defined below). As of the Effective Date, this Policy supersedes and replaces the Company’s existing Clawback Policy, adopted by the Board on December 8, 2015 (the “Prior Policy”), which shall continue to be applicable for the period prior to the Effective Date.

The Policy is designed to comply with, and shall be interpreted to be consistent with, Section 954 of the Dodd-Frank Act, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual. The Policy shall apply in the event of a certain restatements of the Company’s financial statements, whereby any Incentive-Based Compensation paid would have been a lower amount if it had been calculated based on such restated financial statements regardless of whether (i) any misconduct or fraud occurred, or (ii) the executive officers covered by this Policy are responsible for the erroneous financial statements.
Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or Compliance and Ethics Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take actions appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation.

Certain Defined Terms
Accounting Restatement. Accounting Restatement means a financial statement restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
Applicable Period. Applicable Period means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The date on which the Company is required to prepare an Accounting Restatement is the earlier to occur of (i) the date the Board or the Board’s Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
Erroneously Awarded Compensation. Erroneously Awarded Compensation is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts (computed without regard to any taxes paid).
For purposes of this definition for any Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.
Financial Reporting Measures. Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. Financial Reporting Measures may include, among other things: share price, total shareholder return, revenues, net income, earnings before interest, taxes, depreciation and amortization (“EBITDA”), operating income, liquidity measures (such as, working capital, operating cash flow, free cash flow), return measures (such as, return on invested capital or return on assets); earnings measures (such as, earnings per share); financial ratios; comparison with stock market indices or peer performance; and profitability of one or more reportable segments, or any of the foregoing as adjusted. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission and may include both GAPP and non-GAPP measures.
Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure and shall generally be deemed to include all performance-based compensation including all cash incentive and equity compensation awarded to the Covered Executives, the amount, payment and/or vesting of which was calculated based wholly or in part on the application of objective performance criteria measured during any part of the period covered by the restatement. Incentive Based-Compensation does not include:

•any base salaries, except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal;
•bonuses paid solely at the discretion of the Committee that are not paid from a bonus pool that is determined by a satisfying Financial Reporting Measure performance goal;
•bonuses paid solely upon satisfying one or more subjective standards and/or completion of specified employment period;
•non-equity incentive plan awards earned solely upon satisfying one or more strategic or operational measures; or
•equity awards that vest solely based on the passage of time and or attaining one or more non-Financial Reporting Measures.
Received. Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
Covered Executives
For the Applicable Period this Policy applies to the Company’s current and former executive officers (“Covered Executives”), whether or not the executive officer is at fault, including the Company’s current or former president, chief executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Executive officers for purposes of this Policy shall include the executive officers identified in the most recently filed Company’s Annual Report on Form 10-K or Annual Proxy Statement, as applicable.
Incentive-Based Compensation Subject to this Policy
This Policy applies to Incentive-Based Compensation received by a Covered Executive (i) after beginning services as a Covered Executive; (ii) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (iii) while the Company had a listed class of securities on the NYSE.
Policy on Recovered of Erroneously Awarded Compensation
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recover or recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive during the Applicable Period. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.
Means of Recoupment

The Committee will determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation:
•requiring reimbursement of Erroneously Awarded Compensation previously paid;
•requiring reimbursement of any prior salary increase that was based on achievement of a Financial Reporting Measure that would have been a lower amount if had it had been calculated based on any restated financial statements;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

•canceling prior cash or equity-based awards, whether vested or unvested or paid or unpaid;
•offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards;
•cancelling or offsetting against any planned future cash or equity-based awards;
•forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; or
•taking any other remedial and recovery action permitted by law, as determined by the Committee.
Subject to compliance with any applicable law, the Committee may affect recovery of Erroneously Awarded Compensation under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary or bonuses. The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
•the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE;
•recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Committee must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE; or
•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
No Indemnification
Notwithstanding the terms of any indemnification or insurance policy or any contractual agreement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including, but not limited to, any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential Company recovery obligations under this Policy.
Amendment and Termination
The Board may amend or terminate this Policy from time to time in its discretion.
Other Recoupment Rights
Any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date (defined below) shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of the Prior Policy or in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Effective Date
This Policy shall be effective on September 13, 2023 (the “Effective Date”) and shall apply to Incentive-Based Compensation that is approved, awarded, granted to or received by Covered Executives on or after that date and includes compensation payable pursuant to executive compensation arrangements in existence as of the Effective Date.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
Exhibit Filing Requirement
A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

Recovery Policy Acknowledgment
I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, the terms and conditions of the Stoneridge, Inc. Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Compensation Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company per the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

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